6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  July 29, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

BASF and Shell Review Strategic Options Regarding Basell

     LUDWIGSHAFEN, Germany & LONDON--(BUSINESS WIRE)--July 29, 2004--BASF (NYSE:BF) (FWB:BAS) (LSE:BFA) and Shell announced today that they are reviewing strategic alternatives regarding their joint venture Basell, a global leader in polyolefins, in which they both hold a 50 percent equity interest. The options being reviewed by the shareholders include the sale of their stakes and an equity market transaction. During the review process, the shareholders remain committed to supporting Basell's strategic and operational goals and its ongoing financial progress. Credit Suisse First Boston (CSFB) and Lazard have been retained to assist in assessing the feasibility and attractiveness of these options.
     "Merging our polyolefins activities with those of Shell in Basell was a beneficial strategic decision. As an independent company, Basell has integrated and consolidated its businesses in all parts of the world with great success and is now established as a global industry leader. This is the right time to assess the next step," said Dr. John Feldmann, member of the Board of Executive Directors of BASF AG, responsible for the Plastics segment. "BASF, one of the leading global plastics suppliers, will continue to focus its strategic position on styrenics, performance polymers, polyurethanes and their related value chains. The review of options regarding Basell fits well into that strategy."
     "Basell has been an important part of the Shell Chemicals portfolio and we have valued our partnership with BASF in this joint venture," said Fran Keeth, Executive Vice President, Customer Fulfillment and Product Business Units, Shell Chemicals. "In a relatively short period of time, Basell has successfully integrated a valuable set of global assets and achieved economies of scale and other benefits not available to either shareholder separately. Now that Basell has become a global industry leader and is positioned well to compete in a dynamic market environment, it is an appropriate time for us to look at Basell within the context of Shell's long-term portfolio aspirations and to review strategic alternatives to deliver enhanced shareholder value."

     BASF

     BASF is the world's leading chemical company. Our goal is to grow profitably and further increase the value of our company. We help our customers to be more successful through intelligent system solutions and high-quality products. BASF's portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. Through new technologies we can tap into additional market opportunities. We conduct our business in accordance with the principles of sustainable development. In 2003, BASF had sales of more than EUR 33 billion (circa $42 billion) and over 87,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

     Shell

     Shell Chemicals collectively refers to the companies of the Royal Dutch/Shell Group engaged in the chemicals business. Shell chemicals companies manufacture and deliver petrochemical building blocks and polyolefins to industrial customers. These products are widely used in plastics, coatings and detergents. For further information please visit www.shell.com/chemicals/news

     CONTACT: BASF
              Karin Moeschke, +49 621 60 20732
              Fax: +49 621 60 92693
              karin.moeschke@basf-ag.de
              or
              Shell
              Bianca Ruakere, +44 20 7934 4323
              Fax: +44 20 7934 5252
              bianca.ruakere@shell.com
              or
              CSFB
              Norbert Reis, +44 20 7888 4598
              Fax: +44  20 7943 2598
              norbert.reis@csfb.com
              or
              Lazard
              Alasdair Nisbet, +44 20 7187 2070
              Fax: +44 20 7072 6070
              alasdair.nisbet@lazard.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BASF Aktiengesellschaft


Date: July 29, 2004            By: /s/ Elisabeth Schick
                              ------------------------------------
                              Name: Elisabeth Schick
                              Title: Director Site Communications Ludwigshafen and Europe


                              By: /s/ Christian Schubert
                              ------------------------------------
                              Name: Christian Schubert
                              Title: Director Corporate Communications
                              BASF Group